1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date : January 10, 2019	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC December 2018 Revenue Report

Hsinchu, Taiwan, R.O.C. – Jan. 10, 2019 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for December 2018: On a consolidated basis, revenues for December 2018 were approximately NT$89.83 billion, a decrease of 8.7 percent from November 2018 and a decrease of 0.1 percent from December 2017. Revenues for January through December 2018 totaled NT$1,031.47 billion, an increase of 5.5 percent compared to the same period in 2017.

TSMC December Revenue Report (Consolidated):

(Unit:NT$ million)
Period	December 2018	November 2018	M-o-M Increase (Decrease) %	December 2017	Y-o-Y Increase (Decrease) %	January to December 2018	January to December 2017	Y-o-Y Increase (Decrease) %

Net Revenues	89,831	98,389	(8.7)	89,897	(0.1)	1,031,474	977,447	5.5

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of December 2018.

1.	Sales volume (in NT$ thousands)

Period	Items	2018	2017

Dec.	Net sales	89,830,598	89,897,252
Jan. - Dec.	Net sales	1,031,473,557	977,447,241

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end

TSMC China*	54,386,908	30,829,260
TSMC Global**	387,706,403	3,227,700

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
*	The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end

TSMC*	393,792,979	2,557,977

*	The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.

•	TSMC

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	31,702,026
	Mark to Market Profit/Loss	19,440
	Unrealized Profit/Loss	(316,545)
Expired Contracts	Notional Amount	519,986,712
	Realized Profit/Loss	(1,182,311)
Equity price linked product (Y/N)		N

•	TSMC China

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	9,815,010
	Mark to Market Profit/Loss	25,267
	Unrealized Profit/Loss	(183,076)
Expired Contracts	Notional Amount	186,566,835
	Realized Profit/Loss	(862,715)
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward

Margin Payment		0
Premium Income (Expense)		0
Outstanding Contracts	Notional Amount	522,176
	Mark to Market Profit/Loss	365
	Unrealized Profit/Loss	(4,680)
Expired Contracts	Notional Amount	3,680,572
	Realized Profit/Loss	(15,920)
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	3,378,085
	Mark to Market Profit/Loss	(5,037)
	Unrealized Profit/Loss	9,362
Expired Contracts	Notional Amount	65,676,180
	Realized Profit/Loss	637,875
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.

•	TSMC

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	3,917,657
	Mark to Market Profit/Loss	26,000
	Unrealized Profit/Loss	21,317
Expired Contracts	Notional Amount	4,250,861
	Realized Profit/Loss	13,247
Equity price linked product (Y/N)		N

•	TSMC Global

		Future

Margin Payment		(88,163)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	10,153,422
	Mark to Market Profit/Loss	11,984,098
	Unrealized Profit/Loss	(181,126)
Expired Contracts	Notional Amount	60,124,366
	Realized Profit/Loss	192,586
Equity price linked product (Y/N)		N